Exhibit 99.2

August 16, 2019	VIA SEDAR

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office

Nunavut Securities Office

Re:	CANADA GOOSE HOLDINGS INC.

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of the shareholders of Canada Goose Holdings Inc. (the “Company”) held on August 15, 2019 (the “Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the eight (8) nominees proposed by management of the Company were elected as directors of the Company, with the following results:

Nominee	Votes For	%	Votes Withheld	%
Dani Reiss	534,974,778	97.27%	15,027,779	2.73%
Ryan Cotton	534,611,472	97.20%	15,391,165	2.80%
Joshua Bekenstein	522,704,874	95.04%	27,297,764	4.96%
Stephen Gunn	547,814,978	99.60%	2,187,659	0.40%
Jean-Marc Huët	547,807,768	99.60%	2,194,869	0.40%
John Davison	544,091,920	98.93%	5,910,717	1.07%
Maureen Chiquet	549,678,671	99.94%	323,966	0.06%
Jodi Butts	546,617,998	99.38%	3,384,639	0.62%

2.	Appointment of Deloitte LLP as Auditor

A ballot was conducted with respect to the appointment of Deloitte LLP as the Company’s auditor and authorizing the directors of the Company to fix the remuneration of the auditor. According to proxies received and ballots cast, Deloitte LLP was appointed as the Company’s auditor and the directors were authorized to fix the remuneration of the auditor, with the following results:

Votes For	%	Votes Withheld	%
555,224,472	99.90%	574,615	0.10%

DATED this 16th day of August, 2019

CANADA GOOSE HOLDINGS INC.

/s/ David Forrest
David Forrest
Senior Vice President, General Counsel